
neopenda
neopenda

INVEST IN **NEOPENDA**

Arming health workers to be more productive with life-saving tech

neopenda.com   Chicago, IL

Highlights

1. Grew sales 124% in the last 12 months and onboarded 30+ hospitals since launch 18 months ago.

2. $6M+ in equity & grants from Techstars, Fortune 500 Vodafone, Cisco, Wellcome Trust & more.

3. Powerhouse team led by 2 biomedical engineers from Columbia University, GSK, Medtronic, & Eli Lilly.

4. Patented, CE-marked, & ISO 13485 regulated - Neopenda owns all IP.

5. Award-winning technology recognized by UN Women, WHO, & UNITAID.

6. Acclaimed founder team with awards from Inc 30u30, Miller Center, & Global Good Fund.

7. Forecasting $14M+ in revenue within 5 years (not guaranteed).

Featured Investor

Chidozie Amuzie
Syndicate Lead

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Invested $15,000

"Prior to founding My village health, we have dedicated our careers to advancing medical solutions that serve patients where they are — not where we think they should be. As healthcare professionals of African origin who have global work experience and deep roots in Africa, we understand that scalable, sustainable healthcare solutions in Africa must be designed, scaled and delivered for the local context, with the local market uniqueness in mind. This is the ethos that drives our work at my village health, and is the very foundation upon which Neopenda is built. We have been closely following Neopenda's journey over the past year and have been deeply impressed with their clarity of purpose, their relentless focus on impact, and most importantly, their traction on the ground. Their flagship product, neoGuard, is not just a wearable vital signs monitor — it's a lifeline for patients and a critical decision-making tool for overburdened health workers in underserved areas. In an environment where too many lives are lost due to preventable causes, the impact of a solution like this is monumental. But what makes us even more excited is Neopenda's

vision beyond a single product. They are not just building devices — they are building an ecosystem of locally relevant, data-driven health technologies that have the potential to transform primary care delivery across Africa. This is exactly the kind of thinking and innovation that My Village Health is designed to support. We invested because we believe Neopenda is one of the rare startups that is both mission-aligned and market-savvy. They understand how to build in partnership with health systems, how to scale responsibly, and how to meet the unique challenges of operating in African markets. And their team? They are exceptional. Smart, driven, humble, and deeply committed to patients — the kind of team you want to bet on. Whether you're passionate about social impact, eager to diversify your investment portfolio with a high-growth company, or simply want to support an African-led innovation with global relevance — Neopenda is a compelling opportunity. This is not just a cause. It's a smart investment in a team and a technology that are both making a difference and positioned for real value and commercial success in regions with high population growth. You don't have to be a global health expert to see the value here — you just have to recognize a company that's solving big problems in smart, scalable ways for large populations. We are proud to back Neopenda, and we invite you to join us in supporting a company that is not only transforming healthcare but also redefining what's possible in emerging markets."

Our Team



Sona Shah CEO & Co-founder

Healthtech visionary. $6M from VCs and grants from Fortune 500 Vodafone & Cisco. UN Women speaker, White House invitee, Techstars, Global Good Fund, Miller Center Fellow. Georgia Tech BS Chemical Engineering. Columbia University MS Biomedical Engineering.



Teresa Cauvel CTO & Co-founder

Bioengineering executive and human-centered design obsessive. Led neoGuard medical device through to commercialization and 35,000+ logged hours in patient monitoring. Santa Clara University BS Bioengineering. Columbia University MS Biomedical Engineering.



Washington Dinga Sales Manager

Sales guru. 12+ years in operations and sales in the pharmaceutical industry. BD at GlaxoSmithKline (grew key account sales by 35%) and business lead at Medtronic (grew sales 25%). More than 2x yearly personal quota from 2023 to 2024.



Ryan Cavanaugh Supply Chain Lead

Sourcing genius. 12+ years scaling manufacturing in electronics and aerospace. Team lead of 15 FTE at Aalberts ($700M revenue, Industrial). $4M annual sales at Kyocera Int. (5K employees, Medtech). University of Chicago MBA Strategic Management.



Diana Byegon Customer Success Manager

Marketing wiz. Head of Marketing lead for 8 FTE at top medical imaging facility in Kenya, managing 200+ strategic accounts, driving 30% YoY growth, and consistently outperforming targets. BBA Marketing. MS Public Policy.

Pitch

Why Neopenda?




neopenda

Neopenda is revolutionizing healthcare by ushering in a new era for vital signs monitoring. With neoGuard, we're helping nurses and doctors gain powerful insights on patient health, to provide timely treatment *before* vitals decline and turn deadly.

Led by a powerhouse team of scientists and bioengineers from Columbia University, GSK, Medtronic, NYU, and Eli Lilly, Neopenda is developing novel vital signs monitoring technology that provides the data bedrock for saving lives.

Techstars, Fortune 500 Vodafone, Cisco, Wellcome Trust, Sorensen Impact, Hood Foundation, Jaza Rift, and a number of business angels already supported our mission with $6M+ in equity and grants, which has enabled us to develop our novel technology, secure patents, and obtain regulatory approval. After initially launching in Kenya 18 months ago, and growing our sales 124% in the last year, we're now ready to hypercharge sales and expand across the $3.4B Sub-Saharan African market.

Time is a massive constraint for understaffed hospitals globally

Every day, thousands of admitted hospital patients die from causes that are preventable and treatable.

Why?

Because nurses and doctors are understaffed and overworked, meaning they are spread too thin and unable to provide adequate, timely treatment.

3 Groups of nurse-to-patient ratio:


Affluent country
(2-to-1)
Middle-income
(5-to-1)
Emerging Markets
(20-to-1 or more)

In top US hospitals, the ratio of nurses to patients might be as low as 2-to-1, but in most places around the world, it is much, much higher; in some emerging markets, like India, Argentina, and South Africa, it's 20-to-1, or even more!

And the negative impact from understaffing is HUGE. Recent studies show that if you increase the workload of a nurse by just one additional patient, there's a 16% increase in the mortality rate for *all patients*.

Imagine being a nurse having to oversee a ward of 20 or more patients, all by yourself - an almost impossible task. Not only do you have very little time for each patient, but you're in a noisy, hectic environment where it's extremely difficult to notice if a patient is suffering.









Declining patient health can quickly turn critical, especially for young and vulnerable patients - and what might initially have been treatable, too often leads to a fatal outcome because treatment is administered too late.

> "Every year, more than 30 million newborns are admitted to hospitals in emerging markets, and of those, more than 2.5 million die."

Vital signs monitoring transforms healthcare from reactive to proactive

This is why we invented neoGuard, a vital signs monitoring system purpose-built to help nurses and doctors prioritize treatment for those that need it most.

And our system is both intuitive and impactful:

Once a newborn is admitted to a hospital, the nurse assigns them one of our medical-grade wearable neoGuard devices. It continuously tracks 4 indicators that are crucial to patient health; pulse rate, oxygen saturation, respiratory rate, and temperature.




neopenda
Continuous monitoring of 4 critical vital signs
Pulse Rate
Oxygen Saturation
Respiratory Rate
Temperature

The neoGuard monitoring system aggregates data from across all devices and provides the nurse with an overview of vitals data from *across all patients* in their ward.


DASHBOARD
PATIENTS
HELP
100%
Isaac Lakodo
Pulse 144 bpm
RR 22 brpm
SpO2 89 %
Temp 34.1 °C
Mary's Baby
Pulse 118 bpm
RR >30 brpm
SpO2 96 %
Temp 37.1 °C
Daniel Musa
Pulse 121 bpm
RR >30 brpm
SpO2 99 %
Temp 34.9 °C
Ruth's Baby
Pulse 128 bpm
RR 25 brpm
SpO2 95 %
Temp 36.8 °C
Ruth's Baby
Pulse 133 bpm
RR >30 brpm
SpO2 98 %
Temp 37.4 °C
Innocent's Baby
Pulse 119 bpm
RR >30 brpm
SpO2 99 %
Temp 37.1 °C
Sarah Patel
Pulse 138 bpm
RR 27 brpm
SpO2 96 %
Temp 37.4 °C
Yasmine Mohamed
Pulse 93 bpm
RR >30 brpm
SpO2 99 %
Temp 37.0 °C
Mute
Locate

But we're more than just a data aggregation platform: Using sounds and visual cues, neoGuard takes healthcare from reactive to proactive by alerting staff to a patient's declining health b*efore* it becomes life-threatening. A built-in localization system provides a fast method for tracking down the sick patient.



Image courtesy of Efficiency for Access, taken by Avicography

System alerts are purposefully designed to cut through the noise of a bustling hospital ward and immediately bring attention to any sick patient. In healthcare, timing is everything, and the additional minutes gained from receiving alerts, can often be the deciding factor between life and death.

Real-time data insights that make the **difference between life and death**

We want to revolutionize vital signs monitoring, starting with infant care in emerging markets.

neoGuard looks different for a reason: We started from scratch, building a solution that is purposefully designed to

match the needs of health workers in these markets.


neopenda
Image courtesy of Efficiency for Access, taken by Avicography

We spent years on the ground across dozens of hospitals, learning how more than 1,000 clinicians do their work, in order to craft a product that fits exactly their needs.

> “(...) neoGuard takes the pressure off during busy shifts, allowing me to prioritize care without sacrificing attention to detail. This tool has truly improved my ability to provide safe and effective treatment to the newborns in my care.”
>
> **Dennis, Tabaka Mission Hospital**

Hospitals in Kenya, our beachhead market, face frequent power outages, unsanitary conditions, and overcrowding that makes traditional bulky, fragile patient monitors both impractical and unaffordable.

neoGuard is designed to thrive

where other devices fail

Built with long battery life to withstand power outages.

Dust and particle proof.

Centralized dashboard for 360-degree ward health monitoring.

Easily cleanable with common disinfectants for fast reuse.

Works without internet access.

Intuitive platform and device that does not require a 300+ page manual to operate.

Last year we **grew revenue by 124%**

18 months ago, product sales went live and momentum has been spectacular.

Revenue has increased **substantially in the last 12 months**



$200K
$150K
$100K
$50K
$0
124%
Growth
$149K
$66K
Q2 2024
Q3 2024
Q4 2024
Q1 2025

Graphic showing trailing twelve months product revenue.

30+ different hospitals in Kenya have already bought neoGuard. With our land-and-expand sales strategy, where hospitals buy an initial batch of 5-10 neoGuards to test before committing to larger orders, we're projecting a 27x growth

potential per hospital.


Current customers carry significant expansion potential
27x
9x
1x
Current Value
Neonatal Potential Value
All Ages Potential Value

Forward-looking projections are not guaranteed.

These 30+ hospitals alone carry $175K in potential annual sales (assuming devices are replaced every 5 years) once we expand outside neonatal to support all age groups.

We're also laser-focused on increasing our gross margins.


Today
Tomorrow
40%
70%
1.75x
Gross Margin


Expansion
Potential

Forward-looking projections are not guaranteed.

We're working on bringing production closer to the African market, which allows us to reduce manufacturing costs and lower our climatic impact. Starting with packaging, we plan to fully relocate final assembly to Kenya by 2026, which we project will significantly expand our gross margins from c. 40% today to c. 70%.

> "Our neoGuard solution is CE marked, patented, and protected under Neopenda's ISO 13485 QMS certification; we are fully compliant and able to sell our products in Kenya, Uganda, Tanzania, Ghana, and the CE mark makes expansion to neighboring countries fairly straightforward from a regulatory perspective."

Building on years of validation studies, neoGuard is fully compliant for regulated clinical settings, such as hospitals, clinics, and doctor's offices. And our solution has already been used to monitor 2,000+ patients for more than 35,000 hours - a number we expect to grow exponentially as we expand the 330 units of neoGuard currently in circulation.

Award-winning technology that has been featured in leading publications





AS SEEN IN

CRAIN'S CHICAGO BUSINESS | The Washington Post | BUSINESS INSIDER | Forbes

COMPANY AWARDS

- Crain's Tech 50 (Honoree)
- MIT Solve Challenge (Winner)
- Built in Chicago's 50 Startups to watch (Honoree)
- Fast Company World Changing Ideas Awards (Finalists)
- U.N. Women's She Innovates Awards (Winner)

WHO, UNITAID, and the UN have recognized the innovative potential of neoGuard as a product and Neopenda as a company - a testament to our commitment, innovation, and vision.

Our team bridges the gap between cutting-edge technology and real-world needs



Sona Shah
CEO & Co-founder



Teresa Cauvel
CTO & Co-founder



Stephanie Sanchez
Executive Assistant



Diana Byegon



Matthew Tomback



Washington Dinga

Customer Success Manager

Principal Embedded Engineer

Sales Manager



Juan Gonzalez
Algorithms Engineer



Ikechukwu Onah
Android Software Engineer



Ryan Cavanaugh
Supply Chain and Quality Lead



Bertha Oketch
Research Coordinator

TEAM RECOGNITIONS

- Business Insider's 30 Under 40 Healthcare Leaders
- The Atlantic 'Follow Her Lead'
- Inc. 30 Under 30
- Global Good Fund Fellowship
- Miller Center - Entrepreneur in Residence

Neopenda's team is a dynamic powerhouse of skilled, bioengineering minds with diverse backgrounds from Columbia University, Eli Lilly, Medtronic, New York University, and GlaxoSmithKline.

With more than a decade of experience working in highly regulated industries, combined with thousands of hours spent, on the ground working in low-resource settings, our team bridges the gap between innovative solutions and patient-centered healthcare.

Starting with Sub-Saharan Africa: a $3.4B market opportunity

The total addressable market (TAM) for vital signs monitoring in Sub-Saharan Africa exceeds $3.4B and is

monitoring in Sub-Saharan Africa exceeds $3.1B and is growing 5% per year. Today neoGuard serves the 30M neonatal patients admitted yearly to a hospital. With small modifications, our product can cover all ages of patients from babies to adults, and spot-check monitoring at the doctor's office and at home (via the neoSpot app).


Neopenda Tomorrow
Spot Monitoring (neoSpot)
Sub-Saharan Africa
Uganda
Nigeria
Ghana
Tanzania
Treatment Insight (neoCloud)
Adults
Adolescents
Neopenda Today
Vital signs monitoring
Kenya
Neonatal

We're currently expanding aggressively in Kenya, and in the coming years we plan to target Nigeria, Uganda, Ghana, and Tanzania. In time, our aim is to cover the entire Sub-Saharan African region, which consists of 49 countries - many of which have vibrant economies. Sub-Saharan Africa is expected to expand significantly in the coming decades, primarily from rapid population growth, from 1.3B today to a projected 2B people by 2050.

Neonatal vital signs monitoring is just the beginning

We've got big plans for how the data we're collecting today will help clients improve the efficiency of clinics tomorrow.


neopenda
Dashboard
Search here...
Eng (US)
Sona
Admin
Dashboard
Facility A
Nairobi, Kenya


Regional Benchmarking
Facility History
Messages
Export
Settings
Sign Out
neopenda
Get Pro
DATA DISPLAY OPTIONS
Unit:
New Born
Pediatric
Trauma
Maternity
All
Date Range:
Past Year
Past Quarter
Past Month
Past Week
Custom
Unit Dynamics
Facility A
9
Ave. Patients/Week
Facility A
46%
Region 1
16
Ave. Patients/Week
Region 1
48%
Premature
Patients per Week
Graph
Table
Facility A
Region 1
Patient Conditions: Facility A vs Region 1
Patient Conditions: Male vs Female Patients
Male
Female

Disclaimer: example dashboard for neoCloud

neoCloud (projected release 2026) not only aggregates data from across all our systems, but supports clinics and hospitals in optimizing the efficiency of their practices. Today, knowledge sharing between clinics is sporadic and often based on gut feel, but neoCloud will give health workers hard data to systematically improve their operations.

Building the future of vital sign monitoring


Where we are
Alerts
Monitoring
Product
Where we're going
Reports
Knowledge sharing
Insights
Interconnected
Platform

With neoGuard, neoSpot, and neoCloud, we're on track to build a platform for a future where healthcare is data-driven, interconnected, and constantly improving. neoCloud will introduce a subscription-based model, where customers can

pay to unlock powerful modules like dashboards, reports, and benchmarks, and we project that by 2030 subscriptions will constitute 27% of our revenue.

All these innovations and product-releases propel our business forward towards 2030.

A clear path to $14M by 2030


Revenue by products
neoGuard
neoSpot
neoCloud
$16M
$14M
$12M
$10M
$8M
$6M
$4M
$2M
$0
198%
Yearly Growth
2025-2030
2025
2026
2027
2028
2029
2030

Future projections are not guaranteed

> "Our growth towards 2030 is driven by new product releases, expanded customer segments, and geographic expansion."

This year, we are expanding beyond neonatal health to support vital signs monitoring of all ages. We plan to release neoSpot next year and neoCloud by 2026, which will take our solution outside of hospitals and add a recurring revenue

model to our business. Market expansion includes Uganda and Tanzania in East Africa and Ghana and Nigeria in West Africa before expanding broadly across the continent.

We're operating in an industry with high multiples and several recent public listings

Wearable health trackers are booming, both in wellness (Oura) and in the clinical space (Ceribell). We see several opportunities for generating shareholder return.

Big private funding rounds are happening in wearables

	kiddo	ŌURA	WHOOP
	Non-medical grade wearabale watch for kids	Wearable ring for sleep tracking	Wearable strap for sports performance
Year	2022	2024	2021
Lead Investor	Headwater Ventures	Fidelity International	SoftBank
Price-sales	10.3x	10.4x	N/A
Raised[2]	**$16M**	**$500M**	**$200M**

Listed medtech wearables achieve high multiples

	kestra Medical Technologies	ceribell Clarity When It's Critical
	Wearable vest to detect cardiac arrest	Wearable to headband to detect seizures
Price-sales	**15x**	**9.6x**
Raised[2]	$1.2B	$730M

1. (Market Cap $B / Annual Sales)
2. Most recent funding round

Kiddo Health, which is focused on at-home monitoring for preschoolers, proves VCs investing in our space do so at high multiples. IPOs for medical companies Kestra (ticker :KMTS)

and Ceribell (:CBLL) demonstrate a viable pathway towards an exit. We are committed to delivering returns for our investors and see several opportunities for generating attractive returns.

Let's make health actionable and equitable - invest today!



We're raising our community round because we want to give everyone the opportunity to invest in making life-saving vital signs monitoring convenient and accessible to all - where you live shouldn't determine whether you live.

Your investment will help us expand our impact and bring our product to the millions that need it most. With market expansion, continued product innovation, and additional revenue models ahead of us, we're only just getting started, and are excited for you to share in the value as we grow!




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neopenda
neopenda
Do well while you do good


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INVEST IN NEOPENDA TODAY!

Image courtesy of Efficiency for Access, taken by Avicography